SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM 11-K

                          ANNUAL REPORT

                Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934

              For the year ended December 31, 1997

                      MILLIPORE CORPORATION
  (Name of issuer of the securities held Pursuant to the Plan)

                          80 Ashby Road
                  Bedford, Massachusetts  01730
           (Address of the principal executive office
                         of the issuer)



                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.




                                        MILLIPORE CORPORATION
                                        EMPLOYEES' PARTICIPATION
                                        AND SAVINGS PLAN




                                        BY:/s/ Patricia Powers
                                        Patricia Powers
                                        Committee for
                                        Administration
                                        of the Millipore
                                        Corporation
                                        Employees' Participation
                                        and Savings Plan



Date:       June 26, 1998





                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

              For the Year Ended December 31, 1997

         MILLIPORE CORPORATION EMPLOYEES' PARTICIPATION
                        AND SAVINGS PLAN

    Index to Financial Statements and Supplemental Schedules




Financial Statements and Exhibits

                                               Page(s)

Report of Independent Accountants                 1


Statements of Net Assets Available for Plan Benefits, with
Fund Information, at December 31, 1997 and 1996   2 - 5


Statement of Changes in Net Assets Available for Plan
Benefits, with Fund Information, for the year ended
December 31, 1997                                 6 - 7


Notes to Financial Statements                     8 - 17


Line 27a - Schedule of Assets Held for Investment Purposes
as of December 31, 1997                           18 - 19

Line 27d - Schedule of Reportable Transactions for the year
ended December 31, 1997                           20


Consent of Independent Accountants                21




                Report of Independent Accountants



To the Trustees of the Millipore Corporation
Employees' Participation and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Millipore Corporation Employees' Participation and Savings Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Millipore Corporation Employees' Participation and Savings Plan as of December 31, 1997 and 1996 and the changes in net assets available for plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes and (2) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Boston, Massachusetts                        Coopers & Lybrand L.L.P.
May 22, 1998



                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                           INFORMATION
                   December 31, 1997 and 1996

                              1997

                Millipore     AIM Ltd                     F&G      Invest. Co.
                  Stock      Maturity     Balanced        GAC      of America      Loan
                  Fund         Fund         Fund         Fund         Fund         Fund
Assets
Investments    $ 3,863,927  $7,009,476   $    -       $2,501,073  $8,039,304   $   -

Plan's Interest
in             -            -            60,545,279   -            -            -
 Master Trust
Participant    -            -            -            -            -            3,555,608
loan receiv.

Contributions
receivable:
Participation  -            -            5,105,012    -            -            -
Plan
Savings Plan:
Employee       57,914       87,683       48,004       24,542       65,694       -
contrib.
Employer       18,280       19,961       16,001       8,180        21,274       -
contrib.
Due from Pan   -            289,905      -            -            -            -
American

Total assets   $3,940,121   $7,407,025   $65,714,296  $2,533,795  $8,126,272  $3,555,608


Liabilities
and Net
Assets
Available for
Plan Benefits
Fund payables  $  878       $    780     $    8,414   $    402     $    997     $   -

Due to AIM          -            -            -            -            -           -
Ltd Maturity

Net assets
available for  3,939,243      7,406,245   65,705,882    2,533,393    8,125,275   3,555,608
 plan
benefits

Total
liabilities
and net        $3,940,121   $7,407,025   $65,714,296  $2,533,795   $8,126,272   $3,555,608
assets
available for
plan
benefits









  The accompanying notes are an integral part of the financial statements.


                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                           INFORMATION
                           (Continued)
                   December 31, 1997 and 1996

                              1997

                 Invesco     Dodge & Cox    Vanguard         AIM         Warburg
              Stable Value    Balanced         S&P        Constell-      Pincus
                  Fund          Fund          Index         ation     Int'l Equity
                                              Fund          Fund          Fund          Other         Total
Assets
Investments   $1,490,652    $8,352,240    $8,632,236    $8,269,517    $2,482,717    $1,746,685    $52,387,827
Plan's Interest
in            -             -             -             -             -             -             60,545,279
   Master Trust
Participant   -             -             -             -             -             -             3,555,608
loan receiv.

Contributions
receivable
Participation -             -             -             -             -             -             5,105,012
Plan
Savings Plan:
Employee      15,956        80,843        182,746       85,565        11,605        -             660,552
contrib.
Employer      5,319         24,372        34,374        27,385        10,005        -             185,151
contrib.
Due from Pan  -             -             -             -             -             -             289,905
American

Total assets  $1,511,927    $8,457,455    $8,849,356   $8,382,467  $2,504,327 $1,746,685  $122,729,334


Liabilities
and Net
Assets
Available for
Plan Benefits
Fund payables $  351        $    936      $    849      $    1,081    $    392      $    -        $15,080

Due to AIM         -             -             -             -             -         289,905      289,905
Ltd Maturity

Net assets
available for
 plan         1,511,576      8,456,519     8,848,507     8,381,386     2,503,935     1,456,780    122,424,349
benefits

Total
liabilities
and net       $1,511,927    $8,457,455    $8,849,356    $8,382,467    $2,504,327    $1,746,685    $122,729,334
assets
available for
plan
benefits


  The accompanying notes are an integral part of the financial statements.
                           MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                           INFORMATION
                   December 31, 1997 and 1996

                              1996

                 Millipore     AIM Ltd                     F&G       Investment
                   Stock       Maturity     Balanced       GAC         Co of         Loan
                    Fund         Fund         Fund         Fund       America        Fund
                                                                        Fund
Assets
Investments     $4,239,382   $5,520,149   $    -       $2,769,368   $5,866,272   $    -

Plan's Interest
in Master Trust -            -            49,981,937        -            -            -
Participant         -             -                 -       -            -       2,751,378
loan receivable

Contributions
receivable:
Participation       -             -       3,532,968         -            -            -
Plan
Savings Plan:
Employee            52,904   57,611       55,807          59,672     47,957       -
contrib.
Employer            11,359   15,688       13,628           8,884     14,998       -
contrib.

Total assets    $4,303,645   $5,593,448   $53,584,340  $2,837,924  $5,929,227  $2,751,378


Liabilities and
Net Assets
Available for
Plan Benefits
Fund payables   $    56,428  $22,881      $100,451     $59,777      $67,356      $    -

Net assets
available for    4,247,217    5,570,567    53,483,889   2,778,147   5,861,871     2,751,378
 plan benefits

Total
liabilities and
net assets      $4,303,645   $5,593,448   $53,584,340  $2,837,924   $5,929,227  $2,751,378
available for
plan
benefits









  The accompanying notes are an integral part of the financial statements.


                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
 STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                           INFORMATION
                           (Continued)
                   December 31, 1997 and 1996

                              1996

                    Invesco     Dodge & Cox     Vanguard        AIM         Warburg
                  Stable Value    Balanced     S&P Index    Constellatio  Pincus Int'l
                      Fund          Fund          Fund           n        Equity Fund      Total
                                                                Fund
Assets
Investments       $1,164,751   $5,066,754    $3,348,648    $6,971,362   $1,994,554    $36,941,240

Plan's Interest in
Master Trust                -             -   -             -             -             49,981,937
Participant loan       -                  -             -         -             -        2,751,378
receivable

Contributions
receivable:
Participation               -             -             -   -             -             3,532,968
Plan
Savings Plan:
Employee
contrib.          18,871        52,645        53,800            85,153    28,581        513,001
Employer
contrib.          4,037         13,483        10,635             22,794   6,219         121,725

Total assets      $1,187,659    $5,132,882    $3,413,083     $7,079,309   $2,029,354   $93,842,249


Liabilities and
Net Assets
Available for
Plan Benefits
Fund payables     $    19,820   $103,081      $22,848       $32,602      $25,552       $510,796


Net assets
available for      1,167,839    5,029,801    3,390,235      7,046,707    2,003,802     93,331,453
 plan benefits

Total
liabilities and
net assets        $1,187,659    $5,132,882    $3,413,083    $7,079,309    $2,029,354    $93,842,249
available for
plan
benefits









  The accompanying notes are an integral part of the financial statements.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                      WITH FUND INFORMATION
                        December 31, 1997

                              1997

                 Millipore      AIM Ltd                       F&G       Invest. Co.
                   Stock       Maturity      Balanced         GAC       of America       Loan
                   Fund          Fund          Fund          Fund          Fund          Fund
Investment
income:
Dividends on
Millipore      $41,187      $         -   $        -    $        -    $        -    $   -
   common
  stock
Plan's Interest
in Master
Trust Invest.  -             -             10,720,912            -             -         -
income  (Note D)

Dividends and  1,304         328,358       -             124,397       801,858       158,201
interest
Net apprec. /
(deprec.) in   (874,007)     22,325             -                  -   911 104          -
fair value of
investments
Investment     (831,516)     350,683       10,720,912    124,397       1,712,962     158,201
(loss)/income
Contributions:
Company
contrib.:
Participation  -             -             5,105,012     -             -             -
Plan
Savings Plan   131,174       139,080       133,149       78,126        171,361       -
Employee
Savings Plan   712,585       644,952       600,175       272,482       835 901       -
contributions
Transfer from       -        3,197,523     -             -             -             300,414
Tylan Plan
Total          843,759       3,981,555     5,838,336     350,608       1,007,262     300,414
contributions

Benefit        (350,892)     (297,382)     (3,819,407)   (257,005)     (552,336)     (166,707)
payments

Other income/  192           1,594         -             795           702           -
(expense)
Loans to       (98,641)      (91,469)      (111,915)     (116,956)     (69,871)      512,322
participants,
net
Participant    129,124       (2,109,303)   (405,933)     (346,593)     164 685        -
interfund
trsfs.

Net            (307,974)     1,835,678     12,221,993    (244,754)     2,263,404     804,230
(decrease)/increase

Net assets
available      4,247,217     5,570,567     53,483,889    2,778,147     5,861,871     2,751,378
for plan
benefits at
Jan. 1

Net assets
available for  $3,939,243    $7,406,245    $65,705,882   $2,533,393    $8,125,275    $3,555,608
plan benefits
at Dec. 31


  The accompanying notes are an integral part of the financial statements.



                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                WITH FUND INFORMATION (Continued)
                        December 31, 1997

                              1997

                    Invesco     Dodge & Cox     Vanguard         AIM         Warburg
                  Stable Value    Balanced     S&P Index    Constellation  Pincus Int'l
                      Fund          Fund          Fund          Fund       Equity Fund      Other         Total
Investment
income:
Dividends on
Millipore         $         -   $         -   $         -   $         -    $         -   $         -   $41,187
  common stock
Plan's Interest in
Master
Trust Invest.      -             -             -             -              -             -             10,720,912
income
(Note D)
Dividends and     99,853        615,532       163,687       599,915        354,905       43,513        3,291,523
interest
Net apprec. /
(deprec.) in
fair value of         -          587,677       1,359,023     286,437        (534,243)          -         1,758,316
investments
Investment        99,853        1,203,209     1,522,710     886,352        (179,338)     43,513        15,811,938
(loss)/income
Contributions:
Company
contrib.:
Participation     -             -             -             -              -             -             5,105,012
Plan
Savings Plan      50,471        219,939       254,923       255,384        84,984        -             1,518,591
Employee Savings
Plan
contributions     230,893      1,252,527     1,733,033     1,621,951      499,831      -               8,404,330
Transfer from          -             -                  -             -         -      1,891,929       5,389,866
Tylan Plan
Total             281,364       1,472,466     1,987,956     1,877,335      584,815       1,891,929     20,417,799
contributions

Benefit payments  (87,147)      (306,100)     (200,986)     (510,151)      (109,395)     (472,455)     (7,129,963)

Other             (4,035)       230           (676)         108            419           (6,207)       (6,878)
income(expense)
Loans to          (29,246)      (16,539)      16,061        (28,653)       34,907        -             -
participants,
net
Participant
interfund trsfs.   82,948       1,073,452    2,133,207     (890,312)      168,725            -             -

Net               343,737       3,426,718     5,458,272     1,334,679      500,133       1,456,780     29,092,896
(decrease)/incre
ase

Net assets
available for
plan benefits at   1,167,839    5,029,801     3,390,235     7,046,707      2,003,802        -          93,331,453
Jan. 1

Net assets
available for     $1,511,576    $8,456,519    $8,848,507    $8,381,386     $2,503,935    $1,456,780    $122,424,349
plan benefits at
Dec. 31


  The accompanying notes are an integral part of the financial statements.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

                  Notes to Financial Statements


A.   Description of the Plan

     The Millipore Corporation Employees' Participation and Savings Plan-"1994 Restatement" as amended, (the Plan) is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan includes a profit participation feature (Participation Plan), which covers U.S. and Puerto Rico employees who have at least two years of continuous service with Millipore Corporation (the Company), and a savings plan feature (Savings Plan), which covers only U.S. employees who have one year of continuous service with the Company. The Plan is administered by a Committee (the Committee), consisting of at least 5 members, appointed by the Board of Directors of the Company.

     The Plan was amended in April 1997 to include employees of the Amicon Separation Science Business of W.R. Grace and Co. (Amicon) which was acquired by Millipore on December 30, 1996 and employees of Tylan General, Inc. (Tylan) which merged with Millipore on January 22, 1997. The committee voted on April 7, 1997 to transfer the assets of the Tylan General, Inc. Incentive Savings Plan (the Tylan Plan) into the Plan. Effective June 1, 1997, benefits ceased to accrue under the Tylan Plan and the net assets were subsequently transferred to the Plan as of June 30, 1997 (the "Plan Merger date").

     All Amicon and Tylan employees became eligible for purposes of participating in the Participation Plan contribution on the latest of the following dates: the date the employee completes two years of service, the date the employee becomes an eligible employee or the acquisition or merger date. All Amicon and Tylan employees have been given credit for all continuous service with Amicon or Tylan as if it were service with the Company for purposes of determining eligiblity for benefits and the amounts of any Savings Plan matching contributions.

     All Amicon employees became eligible employees in the Savings Plan on the later of the acquisition date or the date of their employment with the Company, for the purposes of making Savings Plan contributions and receiving Savings Plan matching contributions. All Tylan employees became eligible for making Savings Plan contributions and receiving Savings Plan matching contributions on the Plan Merger date, provided the Tylan employee was otherwise an eligible employee as defined by the Plan.

     Under the Participation Plan, the Company makes discretionary contributions to the Plan of a percentage of the Company's profits as designated by the Company's Board of Directors. Contributions are allocated to participants' accounts based on participants' compensation during the year for which the contribution is made and are invested in the Balanced Fund. The Participation Plan is integrated with the Retirement Plan for Employees of Millipore Corporation (Retirement Plan), a separate plan, which provides guaranteed retirement income levels to the extent such income levels are not provided by the Participation Plan.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)

A.   Description of the Plan (Continued)

     Under the Savings Plan, participants may make voluntary contributions of up to 15% of their eligible compensation on a pre-tax basis. All participants with 10 or more years of service receive a Company match of 50% of their contribution up to 6% of their eligible compensation. Participants with less than 10 years of service receive a Company match of 25% of their contribution up to 6% of their eligible compensation.

     Contributions under the Savings Plan and the Company's matching amount may be invested, at the participants' election, in any of the funds available in the Plan. Participants are permitted to invest in more than one fund and are generally allowed to borrow from the Plan the amounts contributed by them and the Company's matching amount.

     Borrowings are evidenced by interest bearing promissory notes and are reflected in the Loan Fund net of principal
     repayments.   All  interest payments  are  credited  to  the
     participant's account. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of, (1) the amount of their total account (excluding the Participation Plan account), (2) the greater of $10,000 or one-half of their total account; or (3) $50,000 reduced by the excess (if any) of (a) the highest outstanding balance of loans from the Plan during the 1-year period ending on the day before the date on which such loan was made, over (b) the outstanding balance of loans from the Plan on the date on which such loan was made. Loan terms range from 1 to 4 1/2 years. Each loan shall bear interest
     at  a  standard  rate  established by  the  Committee.   The
     current interest rate is 5.5 percent.

     All contributions (both employee and employer), and income earned thereon, under both sections of the Plan, are fully and immediately vested. Participants who are 59 1/2 years or older may at any time withdraw amounts contributed by them as well as income earned thereon.

     In the event of a participant's death, termination or retirement, all amounts contributed to the Plan by, or on behalf of the participant, including income earned thereon, will be distributed in a lump sum to the participant or beneficiary. Participation Plan contributions in some cases and income earned thereon may be transferred to the Retirement Plan for distribution in accordance with its provisions.

     A detailed description of the Plan is available upon request at the Company's headquarters in Bedford, Massachusetts.

B.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.


                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)

     B.   Summary of Significant Accounting Policies (Continued)


     Investment Valuation

     Money market funds are valued at cost, which approximates fair market value. Mutual funds are recorded at their net asset value, which approximates fair market value. Common stocks are valued at the last reported sales price on the last business day of the year. Participant loans are valued at cost which approximates fair value.

     The F&G GAC Fund is a fully benefit-responsive contract fund, which carries no set limitations. The minimum credited interest rate for both December 31, 1997 and 1996 is 4.5%. This rate is reviewed annually to reflect the anticipated yields. The average yield for the years ended December 31, 1997 and 1996 was 4.5%. The Other Fund consists of a series of fully benefit-responsive insurance contracts, with certain limitations on liquidation for purposes outside of plan provisions. The minimum credited interest rate and the average yield was 6.55% for the year ended December 31, 1997, respectively. All investments in insurance contracts are valued at their contract value, which approximates fair value. The Invesco Stable Value Fund is a common collective trust GIC Fund (or pooled GIC Fund) which has been valued by the Fund's investment advisor, in the absence of a readily ascertainable market value, based on the best information available as of the end of the period. Such valuation has been approved by the Committee.

     Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses on sales of securities are based on average cost. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires the Trustees to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)

B.   Summary of Significant Accounting Policies (Continued)

     Risks and Uncertainties
     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, money market funds, and other investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, and a level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, the amounts reported in the statement of net assets available for plan benefits, and the statement of changes in net assets available for plan benefits.

     Dividend and Interest Income
     Dividend  income  is  recorded  on  the  ex-dividend   date.
     Interest income is recorded as earned on an accrual basis.

     Contributions
     Contributions from the Company under the Participation Plan are accrued and paid annually based upon a determination by the Board of Directors of the Company in accordance with the provisions of the Plan.

     Payment of Benefits
     Benefits are recorded when paid.

     Reclassifications
     Certain reclassifications have been made to prior years' financial statements to conform with the 1997 presentation.



C.   Investment Programs

     The Plan's assets are invested among ten investment funds, a loan fund and a temporary fund (Pan American) which holds the remaining Tylan General employees' balances not yet transferred into the other ten investment funds. All of the investment funds available to employees have been approved by the Trustees of the Plan. Employees are allowed to invest in all ten investment funds and may invest in more than one fund. Upon enrollment in the Plan, a participant may direct employee contributions and matching company contributions, as well as change their investment options monthly. All Company contributions to the Participation Plan are invested in the Balanced Fund. The mix of investments within the Balanced Fund is determined by the Trustees of the Plan. Income earned by each investment fund, including realized and unrealized gains and losses on investments, is allocated to participants' accounts based on their pro rata share of contributions and income earned thereon. The investment funds available to employees are as follows:

                        MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)

C.   Investment Programs (Continued)

     Millipore Common Stock Fund:

     This fund's investments consist of Millipore Common Stock.

     AIM LTD Maturity Fund:

     This  fund  invests exclusively in U.S. Treasury Securities.
     The Fund's investment strategy is designed to provide a high level of principal protection.

     Balanced Fund:

     Investments of this fund include money market funds and mutual funds and are intended to provide a mixture of capital growth and income.

     F&G GAC Fund:

     Investments of this fund include a guaranteed annuity contract with a fixed rate of interest which is determined annually.

     Investment Co. of America Fund:

     This fund seeks long term growth of capital and income. The fund invests primarily in common stocks but may also invest in high-quality convertibles and debt securities.

     Invesco Stable Value Fund:

     This fund seeks stability of principal and consistent income through an actively managed pool of investment contracts.

     Dodge & Cox Balanced Fund:

     This fund seeks regular income, conservation of principal and long-term growth. The fund invests in a diversified portfolio of common stocks, preferred stocks and bonds.

     Vanguard S&P Index Fund:

     This fund invests primarily in stocks and seeks to match the
investment  performance   of the Standard & Poor's 500  Composite
Stock  Price  Index,  an  index  emphasizing       large  company
stocks.

     AIM Constellation Fund:

     This fund seeks capital appreciation. The fund invests in small and medium size emerging growth companies.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)

C.   Investment Programs (Continued)

     Warburg Pincus International Equity Fund:

     This fund seeks long-term capital appreciation by investing primarily in a broadly diversified portfolio of equity securities of companies that have their principal business activities and interests outside the U.S.

     Loan Fund:

     This fund consists of amounts borrowed by participants less principal repayments. Loans to participants are reflected as an increase in Loan Fund equity and as a decrease in the equity of the investment fund from which the loan was made. Repayments, conversely, reduce loan fund equity and increase the respective investment fund's equity. Interest paid to the  Plan  on  loans  to participants  is  credited  to  the
     borrower's   account  in  the  investment  fund   to   which
     repayments are allocated.

     Other:

     This is the remaining Tylan Plan balance which have not been invested within the Company's ten investment fund options as of December 31, 1997. It consists of a series of Deposit Fund accounts which are held at Pan American Life Insurance Company. Employees can no longer contribute to these Deposit Funds. There are five Deposit Funds remaining and they will be maturing over the next five years to be fully matured in 2002. As these contracts mature, the former Tylan employees will be required to transfer these assets to one or more of the Plan's ten investment fund options.

     Significant Investments

     The  following table presents investments that  represent  5 percent  or  more  of  the Plan's total  net  assets  as  of
     December 31, 1997 and 1996.
                                   1997           1996

Interest in Master Trust           $60,545,279    $49,981,937
Vanguard Index TR500 Portfolio     8,619,344           -
Dodge & Cox Balanced Fund          8,337,260      5,055,168
AIM Equity FDS Constellation       8,267,363      6,962,500
Investment Co. of America          8,039,304      5,583,904
AIM Ltd. Maturity Treasury Shares  6,785,250      5,396,480


     Participant and Non-Participant Directed Investment Programs

     All fund options are participant-directed except for the Balanced Fund. The following is a schedule of the Balanced
     Fund's statements of net assets available for plan benefits and statement of changes in net assets.
                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)


C.   Investment Programs (Continued)

               ---------December 31, 1997--------    ---------December 31, 1996 ---------
               Participant  Nonparticip               Participant  Nonparticip
Balanced Fund   Directed     Directed       Total      Directed     Directed       Total
Assets
Interest in    $6,054,528   $54,490,751  $60,545,279  $5,498,014   $44,483,923  $49,981,937
Master Trust

Contribution
Receivable:

Participation       -        5,105,012    5,105,012         -        3,532,968    3,532,968
Plan
Savings Plan:
 Employee      48,004            -            48,004       55,807       -            55,807
contribution
 Employer      16,001            -            16,001       13,628       -            13,628
contribution
 Total assets  $6,118,533   $59,595,763   $65,714,296  $5,567,449 $48,016,891   $53,584,340


Liabilities &
Net Assets
Available
for   Plan
Benefits
Fund payables  $    841     $    7,573   $    8,414   $    11,050  $    89,401  $100,451

Net assets
available for
 plan          6,117,692     59,588,190   65,705,882   5,556,399    47,927,490   53,483,889
benefits


Total
liabilities &
net            $6,118,533   $59,595,763  $65,714,296  $5,567,449  $48,016,891  $53,584,340
 assets
available for
 plan
benefits

                              ---------December 31, 1997 --------
                              Participant Nonparticip
Balanced Fund                  Directed       ant         Total
                                           Directed

Plan   Interest  in   Master  $1,052,671  $9,668,241   $10,720,912
Trust Income

Company contributions:
 Participation plan
                                   -       5,105,012    5,105,012
 Savings plan                  133,149              -   133,149
Employee savings plan
 contributions                 600,175              -  600,175


Benefit Payments               (706,854)  (3,112,553)  (3,819,407)
Loans to participants, net     (111,915)            -  (111,915)

Participant        interfund   (405,933)            -  (405,933)
transfers

Net increase                   561,293    11,660,700   12,221,993

Net   assets  available  for
plan benefits at Jan. 1        5,556,399 47,927,490   53,483,889

Net   assets  available  for  $6,117,692  $59,588,190  $65,705,882 plan benefits at Dec. 31

                    MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)


D.   Interest in Master Trust

     The assets of the Balanced Fund and of the Retirement Plan are commingled and jointly invested in a Master Trust. The Balanced Fund's share of these investments are presented as Interest in Master Trust. Interest in Master Trust consists of contributions, net of benefits paid and a pro rata share of income earned of approximately 87.4% and 86.7% of the Master Trust at December 31, 1997 and 1996, respectively.

                                   1997             1996
                                Fair Value       Fair Value
     Money Market Funds       $-               $134,305
     Mutual Funds              69,289,140       57,504,226
     Total Investments        $69,289,140      $57,638,531
     Portion attributable to  $60,545,279      $49,981,937
     the Plan



     Income earned on commingled investments of the Master Trust for the year ended December 31, 1997 is as follows:

     Interest and dividends        $12,346,574

     Net depreciation of            (81,396)
     investments

     Other income                      6,662

     Total net investment income   $12,271,840

     Portion attributable to the   $10,720,912
     Plan



     Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon their pro rata share.


                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)





E. Reconciliation of Financial Statements to Form 5500


   The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                          1997            1996
   Net assets available for plan benefits
   per  the  financial statement        $122,424,349   $93,331,453
   Amounts allocated to withdrawing
   participants                         (900,620)        (891,560)
   Net Assets available for benefits
   per the Form 5500                    $121,523,729    $92,439,893



   The following is a reconciliation of benefit payments per the statement of changes in net assets available for plan ben efits to the Form 5500 for the year ended December 31, 1997:

                                                      1997
 Benefit payments per the statement of changes
 in net assets available for plan benefits       $   7,129,963
 Add:Amounts allocated to withdrawing
 participants at December 31, 1997                     900,620
 Less:Amounts allocated to withdrawing
 participants at December 31, 1996                   (891,560)
 Benefits paid to participants per the Form 5500 $   7,139,023



     Amounts allocated to withdrawing participants are recorded on the Form 5500 as benefits payable and represent benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

            Notes to Financial Statements (Continued)

F.   General Termination Condition

     While the Company has not expressed any intent to discontinue its contribution under the participation feature of the Plan, it is free to do so at any time under the current provisions of the Plan. In the event of a permanent discontinuance of Company contributions under the participation feature of the Plan, dissolution of the Company, acquisition of the Company by an unaffiliated Company or vote by the Company's Board of Directors to discontinue the Plan, the Plan shall be deemed terminated and each participant shall be entitled to an immediate distribution of his account.


G.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated April 28, 1995, that the Plan is qualified in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

Line 27a - Schedule of Assets Held for Investment Purposes as of
                        December 31, 1997


                                                       Fair
Security Description       Units         Cost          Value

MILLIPORE COMMON STOCK
FUND
Common Stock:
Millipore                113,856      $3,210,537     $3,863,927
Corporation**
TOTAL FUND INVESTMENTS                $3,210,537     $3,863,927

AIM LTD MATURITY FUND
Money Market:
Provident      Instit. 31,424         $224,226       $224,226
FDS/Tempfund
Mutual Fund:
AIM    Ltd.   Maturity 673,728        6,773,846      6,785,250
Treasury Shares
TOTAL FUND INVESTMENTS                $6,998,072     $7,009,476


INTEREST   IN   MASTER -              $63,603,554    $60,545,279
TRUST


F&G GAC FUND
Annuity Contract:
Fidelity   &  Guaranty 2,501,073      $2,501,073     $2,501,073
Life Ins. Co.
TOTAL FUND INVESTMENTS                $2,501,073     $2,501,073

INVESTMENT   CO.    OF
AMERICA FUND
Mutual Fund:
Investment   Co.    of 285,569        $5,934,181     $8,039,304
America
TOTAL FUND INVESTMENTS                $5,934,181     $8,039,304

LOAN FUND
Participant Loans (Int -              $      -       $3,555,608
rate of 5.5%)   **
TOTAL FUND INVESTMENTS                $      -       $3,555,608

INVESCO  STABLE  VALUE
FUND
Money Market:
Provident      Instit. 23,497         $ 23,497       $23,497
FDS/Tempfund
Insurance Contract:
Invesco  Stable  Asset 1,467,155      1,467,155      1,467,155
Value
TOTAL FUND INVESTMENTS                $1,490,652     $1,490,652

DODGE  &  COX BALANCED
FUND
Money Market:
Provident      Instit. 14,980         $ 14,980       $14,980
FDS/Tempfund
Mutual Fund:
Dodge  &  Cox Balanced 124,920        7,066,712      8,337,260
Fund
TOTAL FUND INVESTMENTS                $7,081,692     $8,352,240

VANGUARD   S&P   INDEX
FUND
Money Market:
Provident      Instit. 12,892         $ 12,892       $12,892
FDS/Tempfund
Mutual Fund:
Vanguard  Index  TR500 95,730         6,645,201       8,619,344
Portfolio
TOTAL FUND INVESTMENTS                $6,658,093     $8,632,236

                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

Line 27a - Schedule of Assets Held for Investment Purposes as of
                  December 31, 1997 (continued)

                                                         Fair
Security Description        Units          Cost          Value

AIM CONSTELLATION FUND
Money Market:
Provident       Instit.  2,154         $   2,154      $  2,154
FDS/Tempfund
Mutual Fund:
AIM      Equity     FDS  313,385       7,163,435      8,267,363
Constellation
TOTAL FUND INVESTMENTS                 $7,165,589     $8,269,517

WARBURG  PINCUS   INT'L
EQUITY FUND
Money Market:
Provident       Instit.  21,879        $  21,879      $ 21,879
FDS/Tempfund
Mutual Fund:
Warburg Pincus Equity    142,525       2,879,083      2,460,838
TOTAL FUND INVESTMENTS                 $2,900,962     $2,482,717

OTHER
Insurance Contracts:
     Pan  American Life  -             $1,746,685     $1,746,685
Insurance Co.
TOTAL FUND INVESTMENTS                 $1,746,685     $1,746,685



TOTAL INVESTMENTS                      $109,291,090   $116,488,714

** Parties-in-interest.


                      MILLIPORE CORPORATION
            EMPLOYEES' PARTICIPATION AND SAVINGS PLAN

Line 27d - Schedule of Reportable Transactions for the year ended
                        December 31, 1997


When the assets of two or more plans are maintained in one trust (Master Trust), such as the Balanced Fund, which holds assets for both the Savings and Participation Plan and Retirement Plan, the value of plan assets held in the Master Trust are subtracted from the current value of all plan assets at the beginning of the plan year in determining the 5% limitation. The following securities were traded during the year ended December 31, 1997 in series of transactions that were in excess of 5% of the Participation Plan total assets excluding the assets of the Balanced Fund at January 1, 1997.

                  Number of    Purchase   Number of     Sales     Historical   Realized
Description   of  Purchases     Price       Sales      Proceeds      Cost         Net
Asset                                                                         Gain/(Loss)
Single transactions:
Provident             1       $3,198,120      -         -          -             -
Institutional
Provident                                     1       $3,245,845  $3,245,845      -
Institutional
AIM LTD Maturity      1       3,198,120       -              -          -         -

Series of transactions:
Provident            380      20,674,957     273      20,647,696  41,322,653      -
Institutional
Vanguard Index        19      3,850,869       -              -    3,850,869       -
AIM LTD Maturity      15      3,688,306       10      2,353,529   6,039,098   $2,737
Dodge & Cox           17      2,280,920       1         20,000    2,300,920       -


               CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement of Millipore Corporation on Form S-8 (File No. 2-85698) of our report dated May 22, 1998 on our audit of the financial statements of the Millipore Corporation Employees' Participation and Savings Plan as of December 31, 1997 and 1996, and for the year ended December 31, 1997 which report is included in this Annual Report on Form 11-K.




                                        Coopers & Lybrand L.L.P.


Boston, Massachusetts
June 26, 1998